                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)




                           WSFS FINANCIAL CORPORATION
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                            par value $0.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                    929328102
                                    ---------
                                 (CUSIP Number)


                               ROBERT E. SULLIVAN
                            Pillsbury Madison & Sutro
                              235 Montgomery Street
                             San Francisco, CA 94104
                                 (415) 983-1361
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 1, 1996
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 929328102                 13D                                  Page 2


--------------------------------------------------------------------------------

 1.      NAMES OF REPORTING PERSONS                  Isocrates Limited
         S.S. OR I.R.S. IDENTIFICATION               Isocrates Trust
         NO. OF ABOVE PERSONS                        Sorgente Company Unlimited
                                                     Zayucel Limited

--------------------------------------------------------------------------------

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

 3.      SEC USE ONLY

--------------------------------------------------------------------------------

 4.      SOURCE OF FUNDS                                              See Item 3

--------------------------------------------------------------------------------

 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION             British Virgin Islands

--------------------------------------------------------------------------------

 NUMBER OF          7.     SOLE VOTING POWER                           1,234,971

  SHARES           -------------------------------------------------------------

BENEFICIALLY        8.     SHARED VOTING POWER

 OWNED BY          -------------------------------------------------------------

   EACH             9.     SOLE DISPOSITIVE POWER                      1,234,971

 REPORTING         -------------------------------------------------------------

  PERSON           10.     SHARED DISPOSITIVE POWER

   WITH

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,234,971

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 8.9%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON                                      CO and OO

--------------------------------------------------------------------------------


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CUSIP No. 929328102                 13D                                  Page 3


Item 1.  Security and Issuer.
         -------------------

          This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of WSFS Financial Corporation
("WSFS"). WSFS's principal executive offices are located at 838 Market Street, Wilmington, Delaware 19899.

Item 2.  Identity and Background.
         -----------------------

          The entities filing this Schedule 13D are Isocrates Limited, Isocrates Trust, Sorgente Company Unlimited, and Zayucel Limited (the "filing entities"). The filing entities were each formed under the laws of the British Virgin Islands and have their principal office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Islands. The principal business of Isocrates Limited and of Zayucel Limited is to hold investments of Isocrates Trust. The principal business address of the filing entities is 15 Bing Tong Park, Singapore 1026. Isocrates Limited is a trustee of the Isocrates Trust, and both Sorgente Company Unlimited and Zayucel Limited are assets of the Isocrates Trust.

          The filing entities have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          On November 1, 1996, Sorgente Company Unlimited acquired direct beneficial ownership of 740,742 shares and Zayucel Limited acquired direct beneficial ownership of 494,229 shares of Common Stock of WSFS through a distribution of shares held by Quad-C Offshore Partners L.P. and Quad-C Partners II, L.P. Holding Sorgente Company Unlimited and Zayucel Limitd as trust assets, Isocrates Trust and its trustee Isocrates Limited became indirect beneficial owners of the aggregate ammount of shares totalling 1,234,971.


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CUSIP No. 929328102                  13D                                 Page 4


Item 4.  Purpose of Transaction.
         ----------------------

          The filing entities are holding the Common Stock for investment purposes. Depending on market conditions, and other factors, the filing entities may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, they may, at some future time, sell all or some of their shares of Common Stock.

          Except as set forth in this Item 4, the filing entities have no present plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, although the filing entities may in the future take actions that would have such an effect.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) and (b) WSFS has advised the filing entities that, as of August 9, 1996, there were issued and outstanding 13,832,198 shares of Common Stock. As of the close of business on November 1, 1996, Sorgente Company Unlimited directly owned beneficially 740,742 shares of Common Stock and Zayucel Limited directly owned beneficially 494,229 shares of Common Stock. Isocrates Limited and Isocrates Trust indirectly owned beneficially the aggregate of the shares owned by Sorgente Company Unlimited and Zayucel Limited, numbering 1,234,971 shares. Such shares in the aggregate constitute 8.9% of the total number of shares of Common Stock outstanding. The filing entities have the sole power to vote and to dispose of all such shares of Common Stock.

          (c) See Item 3 with respect to shares acquired in partnership distributions.

          (d) Inapplicable.

          (e) Inapplicable.


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CUSIP No. 929328102                  13D                                 Page 5


Item 6.  Contracts, Arrangements, Understandings or
         ------------------------------------------
         Relationships With Respect to Securities of the
         -----------------------------------------------
         Issuer.
         ------

          The filing entities entered into an agreement on the joint filing of this Schedule 13D. This statement is thereby filed on behalf of all the filing entities.

     7.   Material To Be Filed as Exhibits
          --------------------------------

          The joint filing agreement mentioned in Item 6 is filed as Exhibit A.


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          Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 8 1996.



                                       ISOCRATES LIMITED


                                       By:  /s/ R. TED WESCHLER
                                            -------------------------
                                            Name: R. Ted Weschler
                                            Title: Director


                                       ISOCRATES TRUST


                                       By:  /s/ R. TED WESCHLER
                                            -------------------------
                                            Name: R. Ted Weschler
                                            Title: Director of
                                                 Isocrates Limited,
                                                 Trustee


                                       SORGENTE COMPANY UNLIMITED


                                       By:  /s/ ROBERT E. SULLIVAN,
                                                ATTORNEY FOR LAURENCE MOH
                                            -------------------------
                                            Name:
                                            Title: Lead Director


                                       ZAYUCEL LIMITED


                                       By:  /s/ R. TED WESCHLER
                                            -------------------------
                                            Name: R. Ted Weschler
                                            Title: Director


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                                    EXHIBIT A
                                    ---------




                                                    November 8, 1996



     The undersigned hereby agree that the attached Schedule 13D is filed on behalf of all the following entities: Isocrates Limited, Isocrates Trust, Sorgente Company Unlimited, and Zayucel Limited. This joint filing agreement is in accordance with Rule 13D-1(f).



                                        ISOCRATES LIMITED


                                        By:  /s/ R. TED WESCHLER
                                             -----------------------------
                                             Name: R. Ted Weschler
                                             Title:


                                        ISOCRATES TRUST


                                        BY:  /s/ R. TED WESCHLER
                                             ----------------------------
                                             Name: R. Ted Weschler
                                             Title:


                                        SORGENTE COMPANY UNLIMITED


                                        By:  /s/ ROBERT E. SULLIVAN,
                                                 ATTORNEY FOR LAURENCE MOH
                                             ----------------------------
                                             Name:
                                             Title:  Director


                                        ZAYUCEL LIMITED


                                        By:  /s/ R. TED WESCHLER
                                             ----------------------------
                                             Name: R. Ted Weschler
                                             Title: